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                              [Reynard Letterhead]

                                August 11, 1999


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Amended Withdrawal Request of Registration Statement on Form S-1 Registration Number 333-66317


Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Reynard Motorsport, Inc., a Delaware corporation (the "Company"), hereby files this amended application for withdrawal of the Company's registration statement on Form S-1, Registration Number 333-66317 (the "Registration Statement"). The Registration Statement was initially filed with the Securities and Exchange Commission on October 29, 1998. Due to general market conditions within the small cap sector, the Company has decided not to pursue the registration of shares of its common stock at this time. None of the securities was sold, and no securities will be sold, under the above referenced Registration Statement.

     If you have any questions or comments, please contact Jack A. Bjerke at 614-462-4760 or Amy M. Shepherd at 614-462-4712 or me at 734-475-3355.

                              Very truly yours,

                              /s/ Robert J. Swistock
                              Robert J. Swistock
                              Chief Financial Officer